Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: HSN, Inc.

Subject Company: HSN, Inc.

Commission File No.: 001-34061

>> ANDREW LESSMAN: CAN YOU GIVE ME A HIGH FIVE? [LAUGHTER] YOU’RE A GOOD BOY! ALRIGHT (…) CAN I HAVE A KISS? NO? NO? NO KISSES? ALRIGHT, THANKS.

HI EVERYONE, ANDREW LESSMAN HERE, AND THAT WAS LINCOLN. AND I JUST WANTED TO RECORD A QUICK, LITTLE VIDEO BLOG POST, BECAUSE WE HAVE GOTTEN SO MANY CALLS TODAY AT MY COMPANY INQUIRING ABOUT THE EVENTS OF YESTERDAY.

THE EVENTS OF YESTERDAY I’M SPECIFICALLY TALKING ABOUT, THE ACQUISITION OF HSN BY QVC. AND THE FIRST THING I WANT TO SAY IS THAT, IT’S SOMETHING THAT I’M VERY PLEASED HAS HAPPENENED. IT’S SOMETHING THAT I HAD SUSPECTED WOULD HAPPEN FOR A FEW YEARS, AND FRANKLY, IT’S SOMETHING I WOULD LOOK FORWARD TO HAVE HAPPENED A FEW YEARS AGO, AND I’M GLAD IT’S FINALLY HAPPENED NOW.

THE REASON WHY IS HSN IS AN EXCEPTIONAL COMPANY, QVC IS AN EXCEPTIONAL COMPANY, THE MARRIAGE OF THOSE TWO COMPANIES WILL BE AN EVEN BETTER COMPANY. I’M SORT OF IN A FUNNY POSITION I GUESS USING THE ANALOGY OF MARRIAGE, BECAUSE WHEN IT COMES TO TV RETAILING, AND THAT WORLD BACK IN THE DAY, NOW IT’S MORE DIGITAL RETAILING, DIGITAL COMMERCE, BUT I WAS (…) MY FIRST PARENT SO TO SPEAK WAS QVC. FOR THE LAST 21 YEARS, AND THAT WAS ABOUT ALMOST 6 YEARS (…) IN THE LAST 21 YEARS MY SECOND PARENT HAS BEEN HSN. SO, ISN’T IT A NICE THING WHEN BOTH PARENTS CAN FINALLY GET TOGETHER AND GET MARRIED? SO I GUESS THAT’S KIND OF POETIC JUSTICE.

SO, FOR ME, I’VE OFTEN TALKED ABOUT THE QUALITY OF MY PRODUCTS, THAT THEY’RE IMPECCABLE, THAT NO COMPANY COULD COMPARE IN TERMS OF THE QUALITY OF MY PRODUCTS, AND THAT’S CERTAINLY WHAT I BROUGHT TO QVC ABOUT 27 YEARS AGO. BUT WHAT I QUICKLY LEARNED AT QVC, IS NO MATTER HOW GREAT YOUR PRODUCTS ARE, THE MOST IMPORTANT THING, THE STAR OF THE SHOW, IS YOUR CUSTOMER. WHICH MEANS THAT SERVICE, HOW YOU RELATE TO THAT CUSTOMER, THE RESPECT, THE COMPASSION, WHAT YOU SHOW THAT CUSTOMER IS THE MOST IMPORTANT THING, EVEN MORE THAN YOUR PRODUCTS.

BECAUSE EVERYONE HAS PRODUCTS, AND EVEN IF YOUR PRODUCTS ARE TRULY EXCEPTIONAL, YOU DON’T WANT TO BE SHORTCHANGING THAT PRODUCT WITH INFERIOR SERVICE. SO THE SERVICE THAT EVERYONE HAS ALWAYS SEEN ME GIVE, MY INTEREST IN YOU, MY INTEREST IN HOW THE PRODUCTS AFFECT YOU, THE WAY I PAY ATTENTION TO YOUR REVIEWS, THE COMMENTARY, THAT’S SOMETHING I LEARNED A LONG TIME AGO AT QVC. IT’S SOMETHING I BROUGHT WITH ME TO HSN, WHICH IS WHY I HAVE FELT I’VE ALWAYS BEEN SUCCESSFUL AT HSN, BECAUSE I WASN’T TRYING TO BE SUCCESSFUL AT BUSINESS, I WAS TRYING TO BE SUCCESSFUL FULFILLING YOUR NEEDS, AND THAT’S SOMETHING I LEARNED A LONG TIME AGO AT QVC.

QVC HAD ALWAYS RESPECTED THE FACT THAT THEY TWISTED MY ARM TO GO ON TELEVISION, AND I ACTUALLY TOLD THIS STORY IN A VIDEO A FEW WEEKS AGO. HSN IS DOING A SERIES OF FOUNDERS BROADCASTS, AND AS A FOUNDER OF MY COMPANY I DID SOME VIDEOS, AND THEY TALKED ABOUT WHETHER THERE WAS A TURNING POINT IN MY COMPANY, OR IF THERE WAS A MENTOR, OR SOMEONE LIKE THAT IN MY LIFE. AND WHAT I SPOKE ABOUT WAS WHEN I FIRST GOT TO QVC, THAT I DIDN’T WANT TO GO ON TELEVISION, THAT IT WOULDN’T BE SOMETHING I’D DO. I’M A SCIENTIFIC, TECHNICAL PERSON, I DEVELOP THE PRODUCTS, I CREATE THE PRODUCTS, BUT I DON’T GO ON TELEVISION, THAT’S NOT WHAT I DO. BUT FOR JOE SEGEL, THE ORIGINAL FOUNDER OF QVC, AND DOUG BRIGGS, AT THE TIME THEIR EVP, EXECUTIVE VICE PRESIDENT OF MERCHANDISING, EVENTUALLY THE CEO AND PRESIDENT FOR MANY YEARS OF QVC, BUT FOR THEIR INSISTENCE THAT THIS IS WHAT I SHOULD BE DOING, THIS IS WHAT I WOULD DO WELL, I WOULD HAVE NEVER DONE SO. SO, WITHOUT THAT, YOU WOULD NOT HAVE SEEN ME FOR THE LAST 21 YEARS AT HSN.

SO, TO JUST PUT EVERYONES MIND AT REST, HSN WILL REMAIN HSN, QVC WILL REMAIN QVC, THE BEST OF BOTH MEMBERS OF THAT COUPLE ARE GOING TO BE SHARED. AND ONE THING I COULD SAY ABOUT QVC, AND I SAID THIS IN MY BLOG POST TODAY, IS THAT QVC HAS LONG AGO RECOGNIZED THE IMPORTANCE OF OFFERING IMPECCABLE, IMPECCABLE SERVICE, AND THEY’VE MADE INCREDIBLE INVESTMENTS IN THEIR SYSTEMS, IN THEIR OPERATIONS, AND THAT REFLECTS DIRECTLY ON THE EXPERIENCE YOU WILL HAVE. I CAN NOW IMAGINE THAT THAT’S GOING TO BE SHARED WITH HSN. SO, FOR ALL OF US AT HSN, FOR YOU, FOR ME, THAT’S ALL A WONDERFUL BENEFIT TO ALL OF US.

AND JUST, WITHOUT GETTING TOO MUCH INTO THE BUSINESS ENVIRONMENT OUT THERE, BUT GIVEN WHAT I DO, I HAVE TO BE AWARE OF THESE THINGS, AND THE BUSINESS WORLD IS CHANGING. WE SEE WHAT’S HAPPENING TO BRICKS-AND-MORTAR RETAIL, WE SEE RETAIL STORES GOING AWAY, TRANSFORMING, AND IT’S REALLY UP TO BUSINESSES TODAY TO DO WHAT THEY CAN TO EVOLVE, TO ADAPT TO THE CHANGING CIRCUMSTANCES, AND AT SOMETIMES THAT MEANS YOU CREATE COMBINATIONS. AND HSN AND QVC ARE KIND OF THE TWO LAST STANDING ENTITIES IN THE WORLD OF TV RETAILING, AND THAT IS NOW IN THE WORLD OF DIGITAL RETAILING, AND THEIR COMBINATION, WITHOUT QUESTION, WILL BE A MUCH STRONGER QVC, AND A MUCH STRONGER HSN. SO IF YOU LOVE HSN IT’S A GOOD THING, IF YOU LOVE QVC IT’S A GOOD THING. SO IT’S GOOD ALL AROUND. IT ENABLES, FOR ME, AS A VENDOR AND MANUFACTURER OF PRODUCTS, IT ENABLES ME TO PROVIDE A BETTER EXPERIENCE FOR YOU, IT ENABLES EVERYONE OUT THERE TO ENJOY A BETTER SHOPPING EXPERIENCE. BECAUSE THERE ARE LARGE, BEHEMOTH ENTITIES OUT THERE THAT REALLY ENABLE COMPANIES LIKE HSN AND QVC TO PROVIDE THAT WARMER, SERVICE ORIENTED ENVIRONMENT. IN TERMS OF WHAT I DO, I FEEL THAT THE MOST IMPORTANT THING I DO HAS NEVER BEEN MAKING PRODUCTS, AND I ALWAYS SAY THIS. I SAID THIS BACK 26 OR 27 YEARS AGO ON QVC. WHICH THEY WERE HAPPY TO LET ME GO ON AIR AND NOT SELL AND SIMPLY EDUCATE, WHICH IS WHAT I INSISTED ON DOING, AND THEY WERE QUITE HAPPY WITH IT THEN, AS WAS HSN FOR THE LAST 21 YEARS. BUT WHAT I’VE ALWAYS SAID, AND I’VE SAID SINCE I FIRST WENT ON TV, GOSH NOW ALMOST 30 YEARS AGO, I SAID IT’S NOT IMPORTANT THAT YOU GET MY PRODUCTS, WHAT IS IMPORTANT THAT YOU GET THE INFORMATION. BECAUSE THE INFORMATION IS WHAT EMPOWERS YOU, IT’S WHAT CHANGES YOUR LIFE.

SO, AGAIN, AS THEY OFTEN SAY, CHANGE IS DIFFICULT, EVEN GOOD CHANGE. SO I KNOW THE ANNOUNCEMENT OF THIS CHANGE IN TERMS OF QVC AND HSN, IT COULD BE SCARY, IT COULD BE WORRISOME, BUT I’M NOT WORRIED. AND I KNOW IT’S GOING TO BE A VERY GOOD OPPORTUNITY, AND A VERY GOOD CHANGE, FOR EVERYONE WHO HAS ENJOYED MY BRAND FOR THE PAST 27 YEARS. AND INTERESTINGLY ENOUGH, I’VE ALREADY SEEN RESPONSES TO MY BLOG POST, AND I ALWAYS SEE IT MENTIONED THAT YOU’VE BEEN FOLLOWING ME SINCE I WAS ON QVC. SO FOR MANY OF YOU IT’S THE SAME FOR ME, IT’S JUST LIKE GOING HOME.

SO IT’S NOT GOING TO BE A BIG CHANGE, YOU WON’T NOTICE ANYTHING. IF ANYTHING, I’M HOPING THAT THE EXPERIENCE, THE SHOPPING EXPERIENCE SIMPLY IMPROVES. AND YOU HAVE GREATER OPPORTUNITIES TO LEARN MORE, WE’LL HAVE MORE VIDEO CONTENT FOR YOU, SO IT WILL JUST PROVIDE A RICHER, MORE ENGAGING EXPERIENCE WITH EVEN BETTER PRODUCTS, AND EVEN BETTER PRICING, BECAUSE THESE ARE ALL THE THINGS THE FUTURE WILL AFFORD US.

SO AGAIN, NOTHING TO WORRY ABOUT, IT’S A VERY EXCITING FUTURE! AND IF ANYONE WAS WORRIED, IT WOULD BE ME, AND I AM NOT, SO YOU DON’T HAVE ANY NEED TO WORRY. SO I WILL SEE YOU OVER THE NEXT COUPLE OF WEEKS FOR JULY IS HSN’S 40TH ANNIVERSARY, FOR OUR BEAUTY MONTH, SO I WILL SEE YOU THEN. HAVE A GREAT DAY!

Forward Looking Statements

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.  These forward-looking statements include, but are not limited to, statements about the proposed acquisition (the “proposed acquisition”) of HSN, Inc. (“HSNi”) by Liberty Interactive Corporation (“Liberty Interactive”), the timing of the proposed acquisition and Liberty Interactive’s proposed transaction involving General Communication, Inc., the capitalization of the QVC Group following the proposed acquisition, the continuation of Liberty Interactive’s stock repurchase program, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new service and product offerings, the renaming of Liberty Interactive and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the expected timing and likelihood of completion of the proposed acquisition, including the timing and satisfaction of conditions to the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of HSNi or Liberty Interactive, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of HSNi and Liberty Interactive to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, market conditions conducive to stock repurchases, the risk of the amount of any future dividend HSNi may pay, and other factors.  These forward-looking statements speak only as of the date of this communication, and Liberty Interactive, QVC, Inc. (“QVC”) and HSNi expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s, QVC’s or HSNi’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.  Please refer to the publicly filed documents of Liberty Interactive, QVC and HSNi, including the most recent Forms 10-K and 10-Q for additional information about Liberty Interactive, QVC and HSNi and about the risks and uncertainties related to the business of each of Liberty Interactive, QVC and HSNi which may affect the statements made in this presentation.

No Offer or Solicitation

This communication relates to a proposed business combination between HSNi and Liberty Interactive.  This announcement is for informational purposes only and nothing contained in this communication shall constitute an offer to buy or a solicitation of an offer to sell any securities or the solicitation of any vote in any jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus to be filed regarding the proposed acquisition and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition.  Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of HSNi.  Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov).  Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420.  Copies of documents filed with the SEC by HSNi will be made available free of charge on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net.

Participants in a Solicitation

The directors and executive officers of HSNi and other persons may be deemed to be participants in the solicitation of proxies from the holders of HSNi common stock in respect of the proposed acquisition.  Information regarding the directors and executive officers of HSNi is available in its definitive proxy statement for HSNi’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2017 and in the other documents filed after the date thereof by HSNi with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.  Free copies of these documents may be obtained as described in the preceding paragraph.